UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

AYTU BIOSCIENCE, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

054754106

(CUSIP Number)

Alpha Venture Capital Partners, L.P.

2026 Crystal Wood Drive

Lakeland, FL 33801

(863) 665-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2016

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 054754106

1.	Name of Reporting Person

I.R.S. Identification No. of Above Person (Entities Only)

Alpha Venture Capital Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group

Not Applicable

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware, United States

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power

5,047,591
	6.	Shared Voting Power

0
	7.	Sole Dispositive Power

5,047,591
	8.	Shared Dispositive Power

0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,047,591

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

11.3%1

12.	Type of Reporting Person

PN

[1]	Based on 44,856,459 shares of Common Stock outstanding as of May 11, 2016 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.

CUSIP No. 054754106

1.	Name of Reporting Person

I.R.S. Identification No. of Above Person (Entities Only)

Carl C. Dockery

2.	Check the Appropriate Box if a Member of a Group

Not Applicable

(a) ☐

(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned By Each Reporting Person with	5.	Sole Voting Power

100,000[1]
	6.	Shared Voting Power

5,047,591[2]
	7.	Sole Dispositive Power

100,000[1]
	8.	Shared Dispositive Power

5,047,591[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,147,591

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

Not Applicable

11.	Percent of Class Represented by Amount in Row (9)

11.5%3

12.	Type of Reporting Person

IN

[1]	Consists of option to purchase 100,000 shares of common stock.
[2]	Consists of 5,047,591 shares of common stock beneficially held by Alpha Venture Capital Partners, L.P. As the President of the general partner of Alpha Venture Capital Partners, L.P., Mr. Dockery has voting and dispositive power over these shares.
[3]	Based on 44,856,459 shares of Common Stock outstanding as of May 11, 2016 as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.

CUSIP No. 054754106

Item 1(a)	Name of Issuer

Aytu BioScience, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices

373 Inverness Parkway, Suite 206, Englewood, Colorado 80112

Item 2(a)	Name of Person Filing

Alpha Venture Capital Partners, L.P.

Carl C. Dockery

Item 2(b)	Address of Principal Business Office, or if none, Residence

2026 Crystal Wood Drive, Lakeland, Florida 33801

Item 2(c)	Citizenship

Alpha Venture Capital Partners, L.P. is a limited partnership organized under the laws of the State of Delaware.

Carl C. Dockery is a United States citizen.

Item 2(d)	Title of Class of Securities

Common stock, $0.0001 par value

Item 2(e)	CUSIP Number

054754106

Item 3.	Filing pursuant to Rules 13d-1(b) or 13d-2(b) or (c)

Not Applicable

Item 4.	Ownership

This Schedule 13G shall not be construed as an admission that any Reporting Person is, either for purposes of Section 13(d) or 13(g) of the Securities Exchange Act or for other purposes, the beneficial owner of any common stock disclosed on this Schedule 13G.

(a)	Amount Beneficially Owned

As of the date hereof, Alpha Venture Capital Partners, L.P. owns beneficially and of record 5,047,591 shares of common stock of Aytu BioScience, Inc. Carl C. Dockery is the President of the general partner of Alpha Venture Capital Partners, L.P. and therefore may be deemed to beneficially own the shares beneficially owned by Alpha Venture Capital Partners, L.P.

CUSIP No. 054754106

Carl C. Dockery owns beneficially options to purchase 100,000 shares of common stock of Aytu BioScience, Inc.

Each of Alpha Venture Capital Partners, L.P. and Mr. Dockery disclaims beneficial ownership of the securities held of record by the other except to the extent of their respective pecuniary interests therein.

(b)	Percent of Class:

Alpha Venture Capital Partners, L.P. may be deemed to own beneficially 11.3 % of the common stock of Aytu BioScience, Inc.

Carl C. Dockery may be deemed to own beneficially 11.5% of the common stock of Aytu BioScience, Inc.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or direct the vote:
a.	Alpha Venture Capital Partners, L.P.: 0; and
b.	Carl C. Dockery: 100,000.

(ii)	shared power to vote or direct the vote:
a.	Alpha Venture Capital Partners, L.P.: 5,047,591; and
b.	Carl C. Dockery: 5,047,591.

(iii)	sole power to dispose or direct the disposition of:
a.	Alpha Venture Capital Partners, L.P.: 0; and
b.	Carl C. Dockery: 100,000.

(iv)	shared power to dispose or direct the disposition of:
a.	Alpha Venture Capital Partners, L.P.: 5,047,591; and
b.	Carl C. Dockery: 5,047,591.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

CUSIP No. 054754106

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Item 11.	Materials to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

CUSIP No. 054754106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2016	ALPHA VENTURE CAPITAL PARTNERS, L.P.

	By:	Alpha Venture Capital Management, LLC
Its General Partner

	By:	/s/ Carl C. Dockery
	Name:	Carl C. Dockery
	Title:	President

	By:	/s/ Carl C. Dockery
	Name:	Carl C. Dockery

CUSIP No. 054754106

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of May 18, 2016.

ALPHA VENTURE CAPITAL PARTNERS, L.P.

By:	Alpha Venture Capital Management, LLC
Its General Partner

By:	/s/ Carl C. Dockery
Name:	Carl C. Dockery
Title:	President

By:	/s/ Carl C. Dockery
Name:	Carl C. Dockery